Exhibit 99.7

To:

Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT OF QUALIFIED PERSON

I, Américo Zuzunaga Cardich, do hereby consent to the public filing of the technical report titled, “Preliminary Economic Assessment, Yauricocha Mine, Yauyos Province, Peru” with an effective date of March 31, 2021 and a report date of February 25, 2022 (the “Technical Report”) by Sierra Metals Inc. (the “Company”).

I also consent to the use of extracts from, or a summary of, the Technical Report in the Company’s press release dated January 20, 2022 (the “Press Release”).

I confirm that I have read the Press Release filed by the Company and it fairly and accurately represents the information in the part of the Technical Report for which I am responsible.

Dated this __ day of March, 2022.

____________________________________

Américo Zuzunaga Cardich

Vice President Corporate Planning (Infrastructure, Environmental)